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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAY 26 2017

Washington DC
408

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SEC FILE NUMBER
8-29418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut St
(No. and Street)

Manchester	NH	03104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lewry, IV — 603-624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

142 Lowell Road, Unit 17 - #219	Hudson	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas M. Lewry, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN VARNEY, Notary Public
State of New Hampshire
My Commission Expires January 27, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL
MANAGEMENT CORPORATION

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
MARCH 31, 2017

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

TABLE OF CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Curbstone Financial Management Corporation

We have audited the accompanying statement of financial condition of Curbstone Financial Management Corporation as of March 31, 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Curbstone Financial Management Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Selling and General and Administrative Expenses and Schedule I have been subjected to audit procedures performed in conjunction with the audit of Curbstone Financial Management Corporation's financial statements. The supplemental information is the responsibility of Curbstone Financial Management Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Selling and General and Administrative Expenses and Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
May 23, 2017

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS

	2017
CURRENT ASSETS	
Cash and cash equivalents	$ 362,655
Prepaid expenses	20,740
Refundable federal and state corporate taxes	8,408
TOTAL CURRENT ASSETS	391,803
FIXED ASSETS	
Total equipment and furniture	118,256
Less accumulated depreciation	(118,183)
NET FIXED ASSETS	73
OTHER ASSETS	
Cash value of life insurance	52,406
TOTAL OTHER ASSETS	52,406
TOTAL ASSETS	$ 442,282

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 10,293
Accrued other expenses	10,070
Deferred tax liability	12,216
TOTAL CURRENT LIABILITIES	32,579
STOCKHOLDERS' EQUITY	
Common stock, $100 par value, 1,000 shares authorized, 103 shares issued and 93 shares outstanding	10,200
Additional paid-in capital	258,415
Retained earnings	193,088
Less: treasury stock	(50,000)
TOTAL STOCKHOLDERS' EQUITY	411,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 442,282

See independent registered auditor's report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2017

	2017
REVENUES	
Management and investment advisory income	2,015,366
Insurance commissions income	383
TOTAL REVENUES	2,015,749
OPERATING EXPENSES	
Selling expenses - see supplemental schedule	59,862
General and administrative Expenses - see supplemental schedule	1,849,544
TOTAL OPERATING EXPENSES	1,909,406
INCOME BEFORE OTHER INCOME/(EXPENSES)	106,343
OTHER INCOME/(EXPENSES)	
Add: interest and dividend income	548
Add: change in deferred taxes	1,224
Less: change in cash value of life insurance	(12,601)
Less: federal corporate income taxes	(28,318)
Less: State of NH corporate income taxes	(10,169)
TOTAL OTHER INCOME/(EXPENSES)	(49,316)
NET INCOME	$ 57,027

See independent registered auditor's report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF RETAINED EARNINGS AND STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCES AT MARCH 31, 2016	$ 10,200	$ 258,415	$ 136,061	(25,000)	$ 379,676
TREASURY STOCK ACQUISITION				(25,000)	(25,000)
2016 NET INCOME	0	0	57,027	0	57,027
BALANCES AT MARCH 31, 2017	$ 10,200	$ 258,415	$ 193,088	(50,000)	$ 411,703

See independent registered auditor's report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 57,027
Adjustments to reconcile net income to net cash flows provided by/(used for) operating activities:	
Depreciation	1,928
Changes in:	
Deferred taxes	(1,224)
Cash value of life insurance	12,601
Prepaid expenses	(12,789)
Refundable corporate income taxes	26,234
Accounts payable	2,179
Accrued other expenses	(2,312)
NET CASH PROVIDED BY/(USED FOR) OPERATING ACTIVITIES	83,644
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash purchases of life insurance	(20,000)
Cash used for treasury stock acquisition	(25,000)
NET CASH FLOWS (USED FOR)/ PROVIDED BY FINANCING ACTIVITIES	(45,000)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	38,644
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	324,011
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 362,655
SUPPLEMENTAL DISCLOSURES:	
Cash paid during the year for:	
Federal corporate taxes	$ ---
State corporate taxes	$ 12,253

See independent registered auditor's report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied.

Nature of Business
Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal and singular line of business is that of an investment management firm and financial advisor. The Company is an introducing (non-carrying) broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's singular office is in Manchester, New Hampshire.

Basis of Accounting
The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable and Uncollectible Accounts
Accounts receivable are recorded at net realizable value. The Company's history indicates full collections on their accounts receivable. Further, accounts receivable has historically been an immaterial balance sheet item. The Company had no uncollectible accounts for the year ended March 31, 2017.

Estimates Used in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

from those estimates, and changes would most likely be reported in future periods. Management believes that the estimates and assumptions used are reasonable.

Fixed Assets and Depreciation
The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred; whereas major betterments are capitalized. Depreciation expense for the year ended March 31, 2017 was $1,928.

Fixed assets and accumulated depreciation at March 31, 2017 consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office furniture and equipment	$ 6,513	$ 6,484	$ 29
Computer equipment	111,743	111,699	44
Totals	$ 118,256	$ 118,183	$ 73

Income Taxes
According to FASB ASC 740 and FIN 48 - *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* the Company is required to evaluate all significant tax positions. As of March 31, 2017, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of March 31, 2017, the Company's federal and various state tax returns generally remain open for the last three years. The years that remain open as of the date of these financial statements are: March 31, 2016, March 31, 2015, and March 31, 2014. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets represent the

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

future tax return consequences of those differences, which will be deductible when the assets are recovered.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Federal Tax Issues

The Company recognizes deferred tax assets and liabilities in accordance with FASB ASC 740. For the year ended March 31, 2017, the gross deferred tax assets were $1,046, and the gross deferred tax liabilities were $13,262: thus, a Net Deferred Tax Liability of $12,216 was reported on the *Statement of Financial Condition* for March 31, 2017.

State Tax Issues

The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. The Company had $16,966 at March 31, 2017 in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value of Financial Instruments

The Company is required to disclose the estimated fair value of its financial instruments in accordance with FASB ASC 820-10. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments. The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the year ended March 31, 2017 was $1,469.

Impairment of Long-lived Assets

The Company reviews the lives of long-lived assets, which include property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. There were no impairments recognized during the year ended March 31, 2017.

Compensated Absences

Certain employees are entitled to paid vacation and sick time, depending on length of service. The Company follows GAAP which requires the Company to accrue non-stockholder/employee paid time-off when earned. This amount for the year ended March 31, 2017 was $8,369.

Revenue Recognition

The Company recognizes revenue (such as from financial advising, custodial services, and commissions, etc.) at the beginning of each calendar quarter based upon the fair market value of the client's portfolio. The fees for financial advising and custodial services are billed in advance for each quarter at an annual rate of 0.50% to 1.00% depending upon the size of the client's portfolio. A 10%

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition - Continued

discount for non-profit organizations is allowed. See also Note A - Basis of Accounting.

NOTE B - OPERATING LEASE COMMITMENT - CONTINUED

The Company occupies its office space under a triple-net lease agreement with a shareholder/employee of the Company. The terms of this lease are for a period of three (3) years from April 1, 2014 to March 31, 2107. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease requires a monthly payment of $3,275 plus a 4% escalation charge effective every April 1. Rent expense totaled $42,506 for year ended March 31, 2017.

The Company leases its copier machine under an agreement classified as an operating lease. This agreement, signed in June 2016, requires a monthly payment of $213 for 60 months effective June 28, 2016. Rental expense for the copier totaled $3,284 for the year ended March 31, 2017.

The Company also leases its postage meter under an agreement classified as an operating lease. This lease, signed on May 13, 2010 for 42 months effective April 2010, requires quarterly payments of $246. Rental expense for the postage machine totaled $984 for the year ended March 31, 2017.

Total equipment rental expense was $3,884 for the year ended March 31, 2017.

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2017: (*) Denotes that these amounts are estimates only.

Year Ending March 31,	Postage	Copier Rental	Office Rent
2018	$984*	$2,561*	$44,206
2019	984*	2,561*	45,974
2020	984*	2,561*	47,813
2021	984*	2,561*	49,726
Thereafter	984*	2,561*	51,715

See independent registered auditor's report.

NOTE C - RELATED PARTY AND OFFICE RENT

The Company has a lease agreement with a shareholder/employee for its office space in Manchester, NH. The rental payments to this related party totaled $42,506 for the year ended March 31, 2017.

NOTE D - PROFIT SHARING PLAN

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for Company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- for the year ended March 31, 2017. Required Company contributions to the plan totaled $30,336 for the year ended March 31, 2017.

NOTE E - NET CAPITAL and AGGREGATE INDEBTEDNESS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). For the year ended March 31, 2017, the Company was in compliance with this Rule.

NOTE F - CLEARING ARRANGEMENTS

Essentially all customer stock and bond transactions are introduced and cleared through Charles Schwab as custodian.

NOTE G - COMMON STOCK AND OWNERSHIP

The Company is authorized to issue 1,000 shares of common voting stock at $100 par value. At March 31, 2017, the Company had issued 103 shares, and had outstanding 93 shares of common voting stock. Of these 93 shares, the Company's President - Thomas M. Lewry IV owns ninety (90) shares, the Vice President - Pamela Diamantis

NOTE G - COMMON STOCK AND OWNERSHIP - CONTINUED

owns Two (2) shares, and another employee - Melvin J. Severance III owns one (1) share of common voting stock.

NOTE H - TREASURY STOCK

On March 20, 2015 the Company entered into an agreement with the Company's President - Thomas M. Lewry IV to purchase his 100 shares of common voting stock at a rate of five (5) shares per year at a redemption rate of $5,000 per share. The treasury stock account at March 31, 2017 consists of ten (10) shares of $100 par value common stock. The total acquisition costs of treasury stock at March 31, 2017 were $50,000.

NOTE I - CONCENTRATION OF CREDIT RISK

The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the year ended March 31, 2017. Management of the Company believes the credit risk of using a single depository is not significant.

NOTE J - CASH VALUE OF LIFE INSURANCE POLICY

The Company owns a universal life insurance contract that accumulates a cash surrender value. The policy is on the life of the Company's President. The Company has made payments totaling $20,000 towards this policy during the year ended March 31, 2017. The cash values and death benefits are summarized as follows:

		Cash Values
Employee	Death Benefits	at 3/31/2017
Thomas M. Lewry IV	$ 500,000	$ 52,405

In addition to the life insurance policy that accumulates the cash value above, the Company has a term life policy that does not accumulate cash value. The policy is on the life of a minority shareholder/employee with a death benefit of $1,000,000. The Company made payments totaling $9,000 towards this policy during the year ended March 31, 2017.

NOTE K - NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued guidance that requires all existing non-SEC accounting and reporting standards to be superseded by the *FASB Accounting Standards Codification (ASC)*, the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. Previous references to then-existing non-SEC accounting and reporting standards were removed and are reflected in the Company's notes.

NOTE L - SUBSEQUENT EVENTS

The Company adopted FASB ASC Topic 855, *Subsequent Events*. FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of FASB ASC 855 had no impact on the Company's financial statements. In accordance with FASB ASC 855, the Company evaluated subsequent events through May 23, 2017, the date these financial statements were issued. There are no material subsequent events that required recognition or additional disclosure in these financial statements, with the exception of the following paragraph.

On April 6, 2017 the Company purchased five (5) shares of common voting stock from the Company's President - Thomas M. Lewry IV, at a redemption rate of $5,000 per share.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SCHEDULES OF SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED MARCH 31, 2017

		2017
SELLING EXPENSES		
Commissions	$	35,551
Travel, meals and entertainment		20,920
Advertising		1,469
Sales expenses		1,922
Total selling expenses	$	59,862
GENERAL AND ADMINISTRATIVE EXPENSES		
Officer's compensation		917,206
Employee compensation - general		464,832
Payroll taxes		63,347
Employee benefits		49,608
Professional and outside services		42,973
Rent paid to officer		42,506
Other business expenses by employees		38,018
Insurance expense		33,161
Pension plan costs		30,336
Computer expenses and software		27,393
Office supplies and expenses		24,574
Other business expenses by President		21,887
Utilities expense		20,587
Building repairs and maintenance		10,554
Officer's life insurance		9,000
Telephone and other communications		8,199
Quotation service fees		7,877
Dues and subscriptions		7,868
Real estate taxes		6,359
Donations to local charities		5,595
Vehicle expenses and mileage		4,946
Postage		4,870
Equipment rental		3,884
Depreciation		1,928
Professional education		1,344
Licenses and fees		692
Total general and administrative expenses	$	1,849,544

See independent registered auditor's report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2017

EXCESS NET CAPITAL COMPUTATIONS:	
Total stockholders' equity	$ 411,703
Additions:	
Subordinated liabilities:	---
Total regulatory capital	411,703
Deductions before haircuts:	
Operational charges:	
Excess deduction charge on firm's Fidelity Bond per SEC Rule 15c3-1c(2)(xiv)	---
Nonallowable assets:	
Prepaid expenses	(20,740)
Refundable federal and state corporate taxes	(8,408)
Equipment and furniture, net of depreciation	(73)
Total deductions	(29,221)
Tentative net capital	382,482
Haircuts on securities:	
Deposit with exchange clearing organization to satisfy margin requirements @ 2%	---
Net regulatory capital	382,482
Net capital requirement - minimum capital required per SEC Rule 15c3-1(a)(2)(iv)	50,000
Excess Net Capital at March 31, 2017	$ 332,482

See independent registered auditor's report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2017

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of March 31, 2017)	
Net capital (before haircuts) as reported in the Company's part II (unaudited) FOCUS report	$ 374,178
Allowable assets erroneously omitted or misclassified on FOCUS report:	
Incorrect balance in life insurance policy per FOCUS report	(45,005)
Corrected cash balance in life insurance policy	52,405
Total of amounts erroneously omitted from FOCUS report	7,400
Nonallowable assets reported and audit adjustments:	
Audit adjustment relating to deferred taxes	1,224
Audit adjustment relating to accounts payable	(2,179)
Audit adjustment relating to accrued vacation pay	1,859
Total of nonallowable assets and audit adjustments	904
Tentative net capital - per the preceding page	$ 382,482

See independent registered auditor's report.
The accompanying notes are an integral part of these financial statements.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Curbstone Financial Management Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Curbstone Financial Management Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Curbstone Financial Management Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Curbstone Financial Management Corporation stated that Curbstone Financial Management Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Curbstone Financial Management Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curbstone Financial Management Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

May 23, 2017

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

__Company's Exemption Report Pursuant to SEC Rule 15c3-3__

Curbstone Financial Management Corporation (the "Company") asserts this exemption report in accordance with Rule 17a-5(d) (4) under the Securities Act of 1934. The Company and its management assert that to the best of their knowledge and belief, the Company is exempt from the "Customer Protection Rule" of 17 C.F.R. § 240.15c3-3 under the provisions of paragraph (k) (2(ii) (the "exemption provisions") for the year ended March 31, 2017. The Company meets these exemption provisions as an Introducing Broker/Dealer that (1) clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and (2) promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Curbstone Financial Management Corporation has met the exemption provisions throughout the year ended March 31, 2017 without exception. The management of Curbstone Financial Management Corporation are responsible for compliance with the exemption provisions and its statements.

[signature]

Signature of management

T. M. Lowry, President

Printed name and title of management's signature

5.23.17

Date of signature

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2017

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Curbstone Financial Management Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2017, which were agreed to by Curbstone Financial Management Corporation and SIPC, solely to assist you and the other specified parties in evaluating Curbstone Financial Management Corporation's compliance with the applicable instructions of Form SIPC-7. [Name of Broker-dealer] 's management is responsible for Curbstone Financial Management Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in October 2016 and April 2017, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended March 31, 2017 with the amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

May 23, 2017

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2017

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 4,967**
Less Payments Made:		
Date Paid	**Amount**	
10-13-2016	**$2,463**	
		(2,463)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		**$ 2,504**
Payment made with Form SIPC 7		**$ 2,504**

See Accountant's Report

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2017

Total revenue	**$2,016,297**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**29,439**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 29,439**
SIPC NET OPERATING REVENUES	**$1,986,858**
GENERAL ASSESSMENT @ .0025	**$ 4,967**

See Accountant's Report